EXHIBIT 99.1

Patent Granted to O2Micro for “Controller for controlling light source module” for LED and mini-LED applications

GEORGE TOWN, Grand Cayman, June 22, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the patent grant of a Controller for controlling light source module.

O2Micro was issued 11 claims under U.S. Patent No. 11,032,881 on June 8th, 2021. for the invention of a system controller for controlling light source modules. This breakthrough technology controls multiple arrays of LED light sources in time sequence with a single controller.

"The invention provides a high-performance, cost-effective solution to drive arrays of LEDs in a display system in particular where mini-LEDs are used,” said Dr. Yung Lin, Executive Vice President, O2Micro. “This technology can affordably allow manufactures to control thousands of local dimming backlit zones in LCD displays such as TV’s, monitors, notebooks and tablets, etc. resulting in a significant increase in backlight control for improved contrast and black levels.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com